Charles A. Mathis

Chief Financial Officer

Force Protection Industries, Inc.

Direct Phone:   (843) 574-0507

Charles.Mathis@ForceProtection.net

January 23, 2009

David R. Humphrey

Branch Chief

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Re:                         Force Protection, Inc.

Form 10-K for the year ended December 31, 2007

File No. 001-33253

Dear Mr. Humphrey:

On behalf of Force Protection, Inc., a Nevada corporation (the “Company”),  set forth below are the responses to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that were contained in the letter dated December 23, 2008 (the “Comment Letter”) with respect to the Annual Report on Form 10-K, File No. 001-33253 filed on September 15, 2008 (the “Form 10-K”).

For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the response of the Company.

Comment:

Form 10-K for the Year Ended December 31, 2007

Management’s Discussion and Analysis

Results of Operations

General and Administrative Expenses, page 56

1.                                      Please significantly expand your discussion of the substantial increase in general and administrative expenses to include the dollar values associated with each item cited in your explanation here as a source of increase, as well as an explanation of how such an increase is reasonable given the static nature of your customer base.

Response:

The Company will revise its discussion of general and administrative expenses for the year ended December 31, 2007 in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations with language similar to the following in its Annual Report on Form 10-K for the year ended December 31, 2008.

General and administrative expenses increased by approximately $56.9 million for the year ended December 31, 2007 compared with the year ended December 31, 2006, or an increase of 209%.  However, as a percentage of net sales, general and administrative expenses decreased 4.5 percentage points.  Demand for our blast- and ballistic-protected vehicles increased substantially during 2007, especially for the Mine Resistant Ambush Protected (“MRAP”) vehicles, in response to the pervasive threat confronting our troops in Iraq and Afghanistan from land mines, hostile fire, and improvised explosive devices (“IEDs”).  We expanded our operations such that we were able to produce and ship 1,657 vehicles in 2007 versus only 285 vehicles in 2006, or an increase of 481%. The increase in expense was primarily due to our increased general and administrative functions required to support the increased vehicle production activities associated with the MRAP program and the rapidly expanding customer base.

Prior to 2007, we did not have the operational or administrative infrastructure in place to accommodate this accelerated level of production volume.  Establishing this infrastructure resulted in a sizeable increase in general and administrative costs, especially since it was accomplished in such a short timeframe in order to deliver the vehicles to the battlefield as quickly as possible.

Significant year-over-year cost increases included salaries, wages and fringe benefits ($15.5 million), consulting and temporary labor ($14.8 million), liquidated damages ($7.2 million), marketing, sales and other administrative costs ($4.2 million), supplies ($3.5 million), travel ($2.9 million), depreciation ($2.7 million), information technology ($2.3 million), legal settlements and other charges ($2.3 million), and other general and administrative expenses ($1.5 million).

Comment:

Financial Statements

Consolidated Statement of Stockholders’ Equity, page 88

2.                                      We note that substantially all of the change in the number of common shares outstanding during 2007 is shown as “other” issuances.  We suggest you show the larger issuances as separate line items with appropriate descriptive captions.  For example, most of the shares issued during 2007 related to the exercise of stock options.  Accordingly, these issuances should be shown as a separate line item.  Also, issuances to members of your board of directors, management and employees should generally be shown separately from issuances to unrelated third parties.

Response:

The Company will make the requested disclosures in its future filings. The Company will show the larger issuances as separate line items similar to the following:

	For the year ended December 31,
	2007	2006	2005
NUMBER OF COMMON SHARES OUTSTANDING
Issuance for:
Employee stock option exercises	1,415,481	1,000	—
Employee and board of director stock grants	97,302	313,644	51,616
Third party agreements	—	30,000	256,743
Other	—	8,937	281,697
Total (previously reported as “Other”)	1,512,783	353,581	590,056

Comment:

3.                                      Please explain to us and revise your footnote disclosure to indicate the facts and circumstances surrounding the apparent cancellation of 27,700 shares previously issued in a private placement.

Response:

The Company will revise the disclosure with language similar to the following in its future filings describing our 2007 stock transactions.

During 2007, it was discovered that, during 2006, the Company inadvertently issued an additional 27,700 purchased shares relating to the December 2006 Private Investment in Public Equity (“PIPE”) offering. Upon discovery of this error, we cancelled those shares in 2007.

Comment:

Note 1. Summary of Significant Accounting Policies

Reclassifications, page 91

4.                                      Please explain to us why you have increased Accounts Receivable and Due to U.S. Government by $6.0 million.  Specifically, please explain to us why the right of offset does not exist with these receivables and payables, as it appears from your disclosure on page 95 that the liability is a result of the definitization process and reduces revenue, the source of the receivable, when recorded.

Response:

In considering the reclassification of 2006 Accounts Receivable and Due to U.S. Government balance sheet accounts, the Company took into consideration the authoritative literature of FASB Interpretation No. 39, Offsetting of Amounts Related to Certain Contracts.   Specifically the Company referenced the following in Paragraph 5:

Opinion 10, paragraph 7, states that “it is a general principle of accounting that the offsetting of assets and liabilities in the balance sheet is improper except where a right of setoff exists.” A right of setoff is a debtor’s legal right, by contract or otherwise, to discharge all or a portion of the debt owed to another party by applying against the debt an amount that the other party owes to the debtor. A right of setoff exists when all of the following conditions are met:

a.               Each of two parties owes the other determinable amounts.

b.              The reporting party has the right to set off the amount owed with the amount owed by the other party.

c.               The reporting party intends to set off.

d.              The right of set off is enforceable at law.

The Company does not believe it has the right to offset the amounts due from and due to the United States Government.  Upon receiving a letter demanding payment, a contractor may request in writing that a future payment be reduced, but the government does not have to grant that request.  In addition, as of December 31, 2007, the remaining accounts receivable balance outstanding that was associated with the specific contracts subject to the definitization process was less than the amount the Company owed the United States Government due to cash collections on the receivable balance.

Based upon the facts and circumstances noted above, the Company believes that is inappropriate to report the liability as a contra asset in the consolidated balance sheet.

Comment:

Stock-Based Compensation, page 98

5.                                      We note your disclosure here that, as a result of the increase in expenses resulting from the adoption of SFAS 123R on July 1, 2005, no tax benefit and deferred tax asset were recognized on the compensation cost because of your full valuation allowance against deferred tax assets as of December 31, 2005.  Please confirm to us that this disclosure is meant to indicate the net deferred tax position related to compensation expense, and that you have recorded, as part of your deferred tax inventory, an amount related to this increase in compensation expense, as well as a corresponding increase in your valuation allowance for the year ended December 31, 2005.

Response:

The Company believes the deferred tax asset related to the adoption of FASB Statement No. 123 (revised 2004), Share-Based Payments, on July 1, 2005 was immaterial and the consolidated financial statements and related disclosures related to this item were determined to be adequately disclosed.

However, during 2007, the deferred tax asset related to the adoption of FASB Statement No. 123(R) on July 1, 2005 was adjusted and included in the deferred tax asset inventory as of December 31, 2007 and properly shown in the related financial statement disclosure.  The amount of the adjustment was $35,595 and the Company believes that amount is immaterial to the consolidated financial statements for the year ended December 31, 2007.

Comment:

Note 9. Shareholders’ Equity, page 110

6.                                      Please ensure that a description of all common stock transactions is included for each year presented.  For example, with respect to 2007, it appears you should have included the grant of 20,513 shares to Mr. Pollard that is shown in the table of grants presented on page 154.  The use of summary tables in Note 9 to support the amounts shown in your Statements of Stockholders’ Equity could be helpful in this regard.

Response:

We will add language similar to the following sentence immediately after the last sentence describing the transactions for 2007 in our future filings:

We issued 20,513 shares to a former executive officer on June 1, 2007.

To the extent deemed helpful in understanding the financial statements, the Company will add the requested summary tables in future filings.

Comment:

Other

7.                                  We note that warranty reserve is listed in your tabular disclosure of components of Other Current Liabilities in Note 6, and that you have included the disclosure required by Rule 5-04 of Regulation S-X related to the reserve.  However, similar disclosure has not been included for other valuation and qualifying accounts, such as inventory reserve and allowance for bad debts.  Please revise your disclosure to include the disclosure required by the above-referenced guidance, or tell us why such revision is unnecessary.

Response:

The tabular disclosure for the allowance for doubtful accounts is included in Note 2, Accounts Receivable.  There was no allowance for doubtful accounts as of December 31, 2005 and 2004 and, as a result, no activity for the year ended December 31, 2005. Therefore, 2005 was omitted from the table.  We believe omitting the line for 2005 is consistent with the guidance in Rule 4-03(a) of Regulation S-X which indicates:

No caption should be shown in any financial statement as to which the items and conditions are not present.

We believe the table in Note 2, Accounts Receivable, in the consolidated financial statements meets the requirements of Rule 5-04 of Regulation S-X.

We do not have a reserve for obsolete inventory as of December 31, 2007 and 2006.  Our analysis to determine excess and obsolete inventory indicated that the market price was lower than our cost for numerous items of raw materials in our ending inventory.  Due to the nature of our inventory, we did not identify any lower of cost or market issues with our work-in-process or finished goods.  As a result, we have reduced the cost basis of the raw material items identified in accordance with the Staff Accounting Bulletin No. 100, Restructuring and Impairment Charges, which specifies:

. . . the staff believes that a write-down of inventory to the lower of cost or market at the close of a fiscal period creates a new cost basis that subsequently cannot be marked up based on changes in underlying facts and circumstances. [Emphasis added and footnote reference omitted.]

Accordingly, we have reduced the cost basis of our raw material items identified as obsolete or excess that has a market value less than its original cost.  As a result, we do not have an allowance for obsolete and excess, and therefore a schedule called for by Rule 5-04 of Regulation S-X related to inventory is not applicable.

The undersigned, on behalf of the Company, acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you wish to discuss the enclosed materials at any time, please do not hesitate to contact me.

Respectfully submitted,

/s/ Charles A. Mathis

Charles A. Mathis

cc:	Amy Geddes, U.S. Securities and Exchange Commission
Michael Moody, Force Protection, Inc.
Lenna Ruth Macdonald, Force Protection, Inc.
John J. Concannon, III, Bingham McCutchen LLP